Mail Stop 0306

      March 18, 2005


Via U.S. Mail

Mr. James V. Gelly
Chief Financial Officer
777 East Wisconsin Avenue
Suite 1400
Milwaukee, Wisconsin 53202


	RE:	Rockwell Automation, Inc.
		Form 10-K for the fiscal year ended September 30, 2004
		File No. 1-12383

Dear Mr. Gelly:

     We have reviewed your filings and have the following comment. We have limited our review to those issues we have addressed in our comment. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the fiscal year ended September 30, 2004

Consolidated Financial Statements - Page 30

Note 1, Basis of Presentation and Accounting Policies - Page 35

1. Please respond to the following comments regarding your revenue recognition policy disclosure:
(A) We note your disclosure that revenue is "generally" recognized when the requirements of SAB 104 have been met and that you "generally" use certain means to determine the existence of an arrangement. The revenue recognition policy should be revised in future filings to clearly indicate when this is not the case and the specific accounting treatment.
(B) Please tell us and disclose in future filings the nature and significant terms of your customer returns, rebates and incentives.
Explain the basis for your accounting and classification for each and cite the accounting literature upon which you relied. Include a discussion of how you determine when to classify the rebate and incentive in sales or cost of sales and why. Include a discussion of your balance sheet classification as well.
(C) Please provide us with a separate rollforward of your customer returns, rebates and incentives for each period presented through the latest interim period. Include a separate column showing adjustments made in each period to the accruals. Clarify where you recorded increases to the accrual in the statement of operations. If material, provide similar disclosure in future filings.
(D) Your disclosure indicates that changes to "other assumptions" (other than historical experience) are used to estimate accruals for your rebates and incentives programs. Please tell us and in future filings disclose the nature of the other assumptions used.
(E) We note from your business section (page 3) that your products include software. Please supplementally tell us your accounting policies with regard to software and whether or not revenues from software sales were material in any of the periods presented.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Daniel Gordon, Accounting Branch Chief, at
(202) 942-2813.


							Sincerely,



							Kate Tillan
							Reviewing Accountant
??

??

??

??

Mr. James V. Gelly
Chief Financial Officer
Rockwell Automation, Inc.
March 18, 2005
Page 1 of 3